UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 West 34th St., 18th Floor
(No. and Street)

New York	NY	10120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Guilfoyle — 516-496-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R. Reid Associates, LLP
(Name – *if individual, state last, first, middle name*)

7600 Jericho Turnpike	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBN Securities, Inc., as of March 31, 20 22, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA M FEINGLASS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FE6061612
Qualified in Suffolk County
My Commission Expires 07-16-2023



Signature

President

Title

Linda M. Feinglass

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FBN Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (the Company), as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FBN Securities, Inc.'s management. Our responsibility is to express an opinion on FBN Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FBN Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as FBN Securities, Inc.'s auditor since 2021.

Reid CPAs, LLP

Woodbury, New York
June 23, 2022

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

FBN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS				
Cash and cash equivalents	$	2,519,310		
Receivable from clearing organizations		658,301		
Receivable from customers		756,390		
Property and equipment, at cost, less accumulated depreciation and amortization of $32,382		-		
Prepaid expenses		81,551		
TOTAL ASSETS			$	4,015,552

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses	$	1,173,886		
TOTAL LIABILITIES			$	1,173,886
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock, no par value, 200 shares authorized, 66.67 shares issued and outstanding		6,000		
Additional paid-in capital		334,406		
Retained earnings		3,127,260		
		3,467,666		
Less: 123.33 shares of common stock in treasury, at cost		(626,000)		
TOTAL SHAREHOLDERS' EQUITY				2,841,666
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	4,015,552

See accompanying notes to financial statements

FBN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2022

1. LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks, bonds and options traded on various stock exchanges and consulting income from research conducted on behalf of its clients. The Company maintains offices in New York, Florida and Pennsylvania.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are held in the ordinary course of business to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and consist of furniture, fixtures, equipment and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income.

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivables are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either March 31, 2021 or March 31, 2022.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, Florida, New Jersey, California and Pennsylvania. Returns filed in these jurisdictions for tax years ended on or after March 31, 2019 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2022, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2022, the Company was not exposed to such risk.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2022, and through June 23, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2022.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

The receivable balance from the clearing organization and customers have not historically required any write-offs for credit losses and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 32,382
Less: Accumulated depreciation and amortization		32,382
Net property and equipment		$ 0

5. LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. During the fiscal year and at March 31, 2022 there was no balance outstanding on the revolving line of credit.

6. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

Effective January 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company rents office space in Pennsylvania, Miami and New York City on a month-to-month basis. As of March 31, 2022 the Company had not entered into a non-cancellable operating lease for office space.

The Company will determine if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we used our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate of a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment and is presently assumed to be 6.25%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2022, the Company had net capital of $2,592,853, which was $2,516,090 in excess of its required net capital of $76,763.   The Company's aggregate indebtedness to net capital ratio was .44 to 1.00.

8.   401(K) PROFIT SHARING PLAN

The Company sponsors a 401(K) profit sharing plan that covers all eligible employees. Under the 401(K) salary reduction provisions of the plan, employees may elect to defer part of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which vest immediately.

9.   RISK OF OPERATIONS

The United States continues to be in the midst of a national health emergency related to a virus, commonly known as novel coronavirus (covid-19). The overall consequences of covid-19 on a national, regional and local level remain unknown, but may have the potential to result in a significant economic impact. The impact of this situation of the Company and its future results and financial position remains undeterminable.